Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2018 (the “AGM”) of CNOOC Limited (the “Company”) dated 4 April 2019 (the “AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the “Board”) resolved to propose at the AGM the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 7 May 2019, the Company announced that Mr. Qiu Zhi Zhong has been appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019. Pursuant to Article 101 of the Articles of Association of the Company, Mr. Qiu Zhi Zhong will be eligible for re-election at the AGM respectively. Mr. Qiu Zhi Zhong has been recommended by the Board and has offered himself for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held on 23 May 2019, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. In addition to the resolutions contained in the AGM Notice, the following ordinary resolution will be considered:

ORDINARY RESOLUTION

“A6.To re-elect Mr. Qiu Zhi Zhong as an Independent Non-executive Director of the Company:

Qiu Zhi Zhong

Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu is the Senior Advisor to MacAndrews & Forbes Incorporated. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director

of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world’s “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an independent non-executive director and a member of the Nomination Committee of the Company with effect from 7 May 2019.

Mr. Qiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Qiu has no interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Qiu has a formal letter of appointment with the Company. Mr. Qiu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Qiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Qiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor save as disclosed above, are there any other matters to be brought to the attention of the shareholders of the Company.

A7.	To authorise the Board to fix the remuneration of each of the Directors.

A8.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.”

Save as disclosed above, all resolutions and the notes contained in the AGM Notice will remain to have full force and effect.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 7 May 2019

Registered office: 65th Floor,

Bank of China Tower, 1 Garden Road,

Central,

Hong Kong.

Notes:

1.	Since the form of proxy sent together with the AGM Notice does not contain the proposed resolution for the proposed re-election of Mr. Qiu Zhi Zhong as an Independent Non-executive Director as set out in this supplemental notice, a revised proxy form (the “Revised Proxy Form”) has been prepared and will be enclosed and despatched together with this supplemental notice.

2.	Please refer to the Supplemental Circular for special arrangements about the completion and submission of the Revised Proxy Form.

3.	Please refer to the AGM Notice for details of the other ordinary resolutions to be put forward at the AGM, qualification for attending the AGM, closure of the register of members of the Company and other relevant matters.

4.	With respect to resolutions numbered A3 to A6, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2018 AGM and anticipates providing similar such notices for each successive year.

As at the date of this notice, the board of directors of the Company comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong